December 14, 2005



Ms. Beverly A. Cummings
Chief Financial Officer
PrimeEnergy Corporation
One Landmark Square
Stamford, Connecticut  06901


	Re:	PrimeEnergy Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed April 6, 2005
		Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
      Filed May 17, 2005, August 15, 2005 and November 14, 2005
		Response Letter Dated September 30, 2005
      File No. 0-07406


Dear Ms. Cummings:

      We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Consolidated Statements of Cash Flows, page F-5

1. We have reviewed your response to prior comment number four.
Please expand your response to provide your conclusion with respect to materiality.


Note 1. Description of Operations and Significant Accounting
Policies, page F-8

Consolidation and Presentation, page F-8

2. We reviewed your responses to prior comments five and six. We understand that you support your decision to apply the proportionate consolidation method by reference to Discussion point four of EITF Issue 00-1. It appears, however, that you have not fully addressed our comment with regard to your role as managing general partner. We, therefore, reissue prior comments five and six. In your response, describe the details of the partnership agreement, if any, that overcome a presumption of consolidation by you, as sole, managing general partner in the affiliated Partnerships. Please consider EITF Issue 04-5, Statement of Position 78-9 and EITF Issue
98-6.

Note 7. Contingent Liabilities, page F-14

3. We have reviewed your response to prior comment number eight.
Please clarify whether your analysis was performed by partnership or the aggregate of the partnerships. We may have further comment.

Form 8-K Amendment No. 1, filed November 4, 2005

4. We understand from your Form 8-K, filed August 26, 2005, that your wholly-owned subsidiary contributed certain equipment and oil and gas properties in offshore Gulf of Mexico to FWOE Partners L.P. ("FWOE Partners") in exchange for a 20% general partner interest in FWOE Partners and a cash distribution of $42.9 million. We note that your subsidiary, as general partner, created FWOE Partners with the limited partner, TIFD III-X LLC ("TIFD"), an affiliate of GE Commercial Finance Energy Financial Services. Please address the following:

* Describe your accounting treatment of your subsidiary`s contribution and assignment of equipment and oil and gas properties to FWOE Partners. Clarify whether the assets received by FWOE Partners were recorded at historical cost or at fair value.

* Describe the accounting treatment of your indirect 20% general partner interest in FWOE Partners. In your response, provide details about your subsidiary`s role as general partner and the role of TIFD, as limited partner, that may have impacted your accounting policy.


* Indicate whether the pro forma effects related to the receipt of your indirect 20% general partner interest is reflected in the pro forma financial statements. If not, please support your conclusion that this portion of the transaction does not impact the pro forma financial statements.

Please cite any applicable accounting literature in your response.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Regina Balderas, Staff Accountant, at (202)
551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-
3683
with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

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Ms. Beverly A. Cummings
PrimeEnergy Corporation
December 14, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010